Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ROBIN ENERGY LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2024 and June 30, 2025
(Expressed in U.S. Dollars – except for share data)

		December 31,	June 30,
ASSETS	Note	2024	2025
CURRENT ASSETS:
Cash and cash equivalents		$369	$39,407,386
Due from related parties, current	3	12,376,064	262,829
Accounts receivable trade		416,300	720,222
Inventories		45,595	65,941
Prepaid expenses and other assets		45,612	170,403
Total current assets		12,883,940	40,626,781

NON-CURRENT ASSETS:
Vessels, net	3,5	6,875,903	6,589,882
Due from related parties	3	388,542	388,542
Prepaid expenses and other assets, non current		357,769	357,769
Deferred charges, net	4	1,075,826	632,262
Total non-current assets		8,698,040	7,968,455
Total assets		$21,581,980	$48,595,236

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable		156,253	311,816
Due to related parties, current		—	980,108
Accrued liabilities		313,905	962,088
Total current liabilities		470,158	2,254,012

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	9	—	—

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 2,000,000 shares issued and outstanding as of December 31, 2024, and June 30, 2025, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2024 and June 30, 2025, respectively	7	—	25,877,180
Total mezzanine equity		—	25,877,180

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment		$21,111,822	$—
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 5,994,731 shares issued; 1,000 and 5,994,731 shares outstanding as of December 31, 2024, and June 30, 2025 respectively	6	1	5,995
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	6	—	40
Additional paid-in capital		—	20,704,388
Due from stockholder		(1)	—
Accumulated deficit		—	(246,379)
Total shareholders’ equity		21,111,822	20,464,044
Total liabilities, mezzanine equity and shareholders’ equity		21,581,980	48,595,236

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Six months Ended June 30,	Six months Ended June 30,
	Note	2024	2025
REVENUES:
Pool revenues	11	4,019,697	3,598,828
Total vessel revenues		4,019,697	3,598,828

EXPENSES:
Voyage expenses (including $50,221 and $116,068 to related party for the six months ended June 30, 2024, and 2025, respectively)	3,12	(156,626)	(410,169)
Vessel operating expenses	12	(1,135,874)	(1,238,068)
Management fees to related parties	3	(189,098)	(193,851)
Depreciation and amortization	4,5	(463,714)	(729,585)
General and administrative expenses (including $79,619 and $222,185 to related party for the six months ended June 30, 2024, and 2025, respectively)	3	(681,605)	(756,423)
Total expenses		$(2,626,917)	$(3,328,096)

Operating income		$1,392,780	$270,732

OTHER (EXPENSES)/INCOME:
Finance costs		(8,132)	(6,022)
Interest income		—	169,895
Foreign exchange gains/(losses)		89	(822)
Total other (expenses)/income, net		$(8,043)	$163,051

Net income, before taxes		$1,384,737	$433,783
Income taxes		(22,497)	—
Net income and comprehensive income		$1,362,240	$433,783
Dividend on Series A Preferred Shares	3,14	—	(106,944)
Net income attributable to common shareholders		$1,362,240	$326,839
Earnings per common share, basic	10	0.57	0.13
Earnings per common share, diluted	10	0.09	0.03
Weighted average number of common shares, Basic	10	2,386,731	2,603,322
Weighted average number of common shares, Diluted	10	16,023,385	16,239,976

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

										Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	Due from Stockholder	Former Parent Company Investment	Accumulated deficit	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2023	—	—	—	—	—	—	26,882,903	—	26,882,903	—	—
Net income and comprehensive income	—	—	—	—	—	—	1,362,240	—	1,362,240	—	—
Net decrease in Former Parent Company Investment	—	—	—	—	—	—	(7,663,396)	—	(7,663,396)	—	—
Balance, June 30, 2024	—	—	—	—	—	—	20,581,747	—	20,581,747	—	—

Balance, December 31, 2024	—	—	1,000	1	—	(1)	21,111,822	—	21,111,822	—	—
Net income and comprehensive income	—	—	—	—	—	—	573,218	(139,435)	433,783	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	329,618	—	329,618	—	—
Cancellation of common shares due to spin off	—	—	(1,000)	(1)	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 6)	40,000	40	2,386,731	2,387	5,690,499	—	(22,014,658)	—	(16,321,732)	2,000,000	25,877,180
Issuance of common shares pursuant to registered direct offerings (Note 6)	—	—	3,608,000	3,608	15,013,889	—	—	—	15,017,497	—	—
Dividend on Series A preferred shares	—	—	—	—	—	—	—	(106,944)	(106,944)	—	—
Balance, June 30, 2025	40,000	40	5,994,731	5,995	20,704,388	—	—	(246,379)	20,464,044	2,000,000	25,877,180

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars)

	Note	Six months ended June 30, 2024	Six months ended June 30, 2025
Cash Flows (used in)/provided by Operating Activities:
Net income		$1,362,240	$433,783
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,5	463,714	729,585
Changes in operating assets and liabilities:
Accounts receivable trade		322,055	(303,922)
Inventories		(17,709)	(20,346)
Due from related parties		5,793,475	12,201,784
Prepaid expenses and other assets		11,461	(124,791)
Accounts payable		(209,322)	(259,998)
Accrued liabilities		126,251	410,425
Dry-dock costs paid		(151,680)	—
Net cash provided by Operating Activities		7,700,485	13,066,520

Cash flow (used in)/provided by Investing Activities:
Capitalized vessel improvements		(37,072)	—
Net cash used in Investing Activities		(37,072)	—

Cash flows (used in)/provided by Financing Activities:
Net (decrease)/increase in Former Parent Company Investment		(7,663,396)	329,618
Gross proceeds from issuance of common shares pursuant to registered direct offerings	6	—	17,157,000
Common share issuance expenses pursuant to registered direct offerings		—	(1,501,182)
Payment of Dividend on Series A Preferred Shares		—	(1,389)
Capital contribution from Former Parent Company due to spin off	1,6	—	10,356,450
Net cash (used in)/provided by Financing Activities		(7,663,396)	26,340,497

Net increase in cash and cash equivalents		17	39,407,017
Cash and cash equivalents at the beginning of the year		351	369
Cash and cash equivalents at the end of the year		368	39,407,386

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.         Basis of Presentation and General information:

Robin Energy Ltd. (“Robin”, or the “Company”) was formed on September 24, 2024 as a wholly owned subsidiary of Toro Corp. (“Toro”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands. On April 14, 2025 (the “Distribution Date”), Toro completed the Spin-Off of Robin based on the terms approved by the independent disinterested directors of Toro following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Toro separated its Handysize tanker fleet from its liquefied petroleum gas (“LPG”) carrier fleet by, among other actions, contributing to Robin (i) its interest in the subsidiaries comprising its tanker fleet, Vision Shipping Co., owning one tanker vessel and Xavier Shipping Co. and (ii) $10,356,450 in cash for additional working capital, in exchange for (i) 2,386,731 common shares of Robin, (ii) the issuance to Toro of 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin (the “Series A Preferred Shares”) having a stated amount of $25 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Robin’s common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025 at a ratio of one Robin common share for every eight Toro common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Robin began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “RBNE”.

In addition, Robin entered into various agreements effecting the separation of its business from Toro including a Contribution and Spin-Off Distribution Agreement entered into by Robin and Toro on April 14, 2025 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, Toro agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries Toro retained after the Distribution Date and Robin agreed to indemnify Toro for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Toro and Robin and provides Toro with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Toro in connection with the Spin-Off. Following the successful completion of the Spin Off on April 14, 2025, Robin reimbursed Toro for expenses related to the Spin-Off that were incurred by Toro, except for any of these expenses that were incurred or paid by any of Robin’s subsidiaries after April 14, 2025.

The Spin-Off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the subsidiaries  were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries (collectively, the “Company”).

The Company is currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries (Note 14(b)).

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), is a related party controlled by Petros Panagiotidis, Robin’s Chairman and Chief Executive Officer. Until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to Company’s subsidiaries. With effect from July 1, 2022, Castor Ships provided ship management and chartering services to the vessels owned by the Company’s subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s subsidiaries’ consent, for the Company’s vessels. Castor Ships provided most of the ship management services from June 7, 2023 for M/T Wonder Mimosa and a third-party manager provided certain ship management services through subcontracting agreements to the vessel.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.         Basis of Presentation and General information: (continued)

The subsidiaries which are included in the Company’s unaudited interim condensed consolidated financial statements for the periods presented are listed below.

Consolidated vessel owning subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021

Consolidated non-vessel owning subsidiaries:

1	Robin GMD Corp. (“Robin GMD”) (1)
2	Xavier Shipping Co. (“Xavier”)(2)

(1)	Incorporated under the laws of the Marshall Islands on November 27, 2024, this entity serves as the cash manager of the Company’s subsidiaries with effect from April 14, 2025.
(2)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025 (the “2024 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

2.         Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the combined-carve out financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report. Apart from the below, there have been no material changes to these policies in the six-month period ended June 30, 2025.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.         Significant Accounting Policies and Recent Accounting Pronouncements: (continued)
New significant accounting policies adopted during the six months ended June 30, 2025

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Robin, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Toro Corp., but is not the primary beneficiary. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company’s maximum exposure to loss as a result of its involvement with this VIE is the Company’s carrying value in this investment.

Earnings per common share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.         Transactions with Related Parties:

(a)   Castor Ships:

From the date of the delivery of Company’s vessels and until June 30, 2022, Castor Ships provided the vessel-owning Company’s subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by such Company’s subsidiaries (the “Ship Management Agreements”). In exchange for these services, the relevant Company’s subsidiaries each paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (ii) a commission of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.

Effective July 1, 2022, Castor Maritime Inc. (“Castor”), the parent company of Toro before the completion of the spin off of Toro from Castor on March 7, 2023, along with its subsidiaries entered into an amended and restated master management agreement with Castor Ships (as amended or supplemented from time to time, the “Castor’s Amended and Restated Master Management Agreement”). Under such agreement, Castor Ships agreed to provide the Company with a broad range of management services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships generally is not liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below).

Until March 7, 2023, in exchange for these services, the Company paid Castor Ships (i) a flat quarterly management fee for the management and administration of their business (the “Flat Management Fee”) in the amount of $0.75 million, (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries paid Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the ship management agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee were adjusted annually for inflation on each anniversary of the effective date of the Castor’s Amended and Restated Master Management Agreement. The Company’s subsidiaries will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to their vessels. On March 7, 2023, Toro and its subsidiaries entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement (as amended or supplemented from time to time, the “Toro’s Amended and Restated Master Management Agreement”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Toro’s Amended and Restated Master Management Agreement and (i) the Ship Management Fee increased from $975 per vessel per day to $1,039 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023 and (ii) the Ship Management Fee increased from $1,039 per vessel per day to $1,071 per vessel per day and the Flat Management Fee increased from $0.8 million to $0.82 million effective July 1, 2024. In addition to the Ship Management Fee and Flat Management Fee, effective July 1, 2024, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of its vessel, on all gross income received by its shipowning subsidiary arising out of or in connection with the operation of its vessel for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of its vessel is entitled to receive, will not exceed the aggregate rate of 6.25% on the vessel’s gross income and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry. The Toro’s Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances. As part of the Spin-Off, Robin entered into a master management agreement with Castor Ships with respect to its vessels in largely the same form as Toro’s Amended and Restated Master Management Agreement including (i) the flat quarterly management fee for the management and administration of Robin’s business in the amount of $0.2 million and (ii) the charge and collection of a capital raising commission at the rate of 1% on all gross proceeds per consummated transaction raised by the Company in the capital and debt markets. In exchange for the management services, effective July 1, 2025, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities(including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions,  stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.         Transactions with Related Parties: (continued)
As of December 31, 2022, in accordance with the provisions of the Castor’s Amended and Restated Master Management Agreement, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro. In accordance with the provisions of the Toro’s Amended and Restated Master Management Agreement, Castor Ships has provided the technical management of M/T Wonder Mimosa since June 7, 2023.

During the six months ended June 30, 2024 and 2025, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $189,098 and $193,851, respectively, and (ii) charter hire commissions amounting to $50,221 and $116,068, respectively. During the six months ended June 30, 2024 and 2025, the Company was charged capital raising commissions by Castor Ships amounting to $0 and $171,570, respectively (Note 6).

In addition, until April 14, 2025, part of the general and administrative expenses incurred by Toro has been allocated on a pro rata basis within ‘General and administrative expenses’ of the Company based on the proportion of the number of ownership days of the Company’s subsidiaries’ vessels to the total ownership days of Toro’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock based compensation cost. For further details of the allocation, please refer to the combined carve-out financial statements and related notes included elsewhere in the 2024 Annual report. During the six months ended June 30, 2024, and the period from January 1 through April 14, 2025, the above mentioned administration fees charged by Castor Ships to Toro that were allocated to the Company amounted to $79,619 and $50,757, respectively and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period from April 14 through June 30, 2025, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $171,428 which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the six months ended June 30, 2025 and in the same period of 2024, the aggregate amount of $222,185 and the amount of $79,619, respectively, are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of June 30, 2025, the working capital guarantee advances to Castor Ships amounted to $388,542, which are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of June 30, 2025, working capital guarantee deposits relating to third-party managers and operating expense payments made on behalf of the Company in excess of amounts advanced amounted to $262,829 which are included in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

(b)   Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on April 14, 2025, Robin issued 2,000,000 1.00% Series A Preferred Shares to Toro having a stated amount of $25 per share and a par value of $0.001 per share (Note 7). The amount of accrued dividend on Series A Preferred Shares due to Toro as of June 30, 2025 was $105,555 and is presented net in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheet.

As of June 30, 2025, the outstanding expenses, related to the Spin-Off and other expenses that were incurred by Toro, to be reimbursed by the Company amounted to $874,553 and are presented in ‘Due to related parties, current’, in the accompanying unaudited condensed consolidated balance sheet.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.         Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2024	$1,075,826
Amortization	(443,564)
Balance June 30, 2025	$632,262

5.          Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2024	$8,912,839	$(2,036,936)	$6,875,903
Depreciation	—	(286,021)	(286,021)
Balance June 30, 2025	$8,912,839	$(2,322,957)	$6,589,882

The Company reviewed its vessel for impairment and was not found to have an indication of impairment as the fair value was in excess of carrying value on June 30, 2025.

6.         Equity Capital Structure:

Under Robin’s initial Articles of Incorporation dated September 24, 2024, Robin’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On April 7, 2025, the Company’s articles of incorporation were amended and restated and Robin’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on April 14, 2025, Toro contributed to Robin $10,356,450 in cash for additional working capital and Robin (i) issued to Toro 2,386,731 common shares with one vote per share, and 2,000,000 Series A Preferred Shares, with a stated value of $25 and par value of $0.001 per share, and no voting power (Note 7), and (ii) issued to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025 at a ratio of one Robin common share for every eight Toro common shares. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Registered Direct Equity Offerings

On June 17, 2025, the Company issued and sold 965,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $5.1 million and $4.2 million, respectively.

On June 18, 2025, the Company issued and sold 860,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.5 million and $4.1 million, respectively.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.         Equity Capital Structure: (Continued)
On June 20, 2025, the Company issued and sold 763,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.0 million and $3.6 million, respectively.

On June 25, 2025, the Company issued and sold 1,020,000 common shares to certain institutional investors at an offering price of $3.50 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $3.6 million and $3.2 million, respectively.

As of June 30, 2025, Robin had 5,994,731 common shares issued and outstanding.

7.         Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Toro 2,000,000 Series A Preferred Shares with par value of $0.001 and a stated value of $25 each. The Series A Preferred Shares have the following characteristics:

Holders of the Series A Preferred Shares do not have any voting rights except for a right to elect directors in the event of nonpayment of dividends and a vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

The Company may, at its option redeem the Series A Preferred Shares in whole or in part, at any time if thirty percent or less of the Series A Preferred Shares remain outstanding, at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date.

Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Company’s board of directors, but only out of funds legally available therefor, cumulative cash dividends at 1.00% per annum of the stated amount and no more, or, at our election, additional shares of this Series issued to holders in lieu of cash dividends (“PIK Shares”) for each outstanding Series A Preferred Share equal to the Annual Rate divided by the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2025.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.         Mezzanine equity: (continued)
The Series A Preferred Shares are convertible, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of April 14, 2025. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume-weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including April 14, 2025, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any junior stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share of $25, together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Toro and Robin, who can effectively determine the timing of the redemption of the Series A Preferred Shares.

As of June 30, 2025, the net value of the Series A Preferred Shares (the “Mezzanine Equity”) amounted to $25,877,180 comprising the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $25,942,180, less issuance costs of $65,000 and is separately presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. As the Series A Preferred Shares are not considered probable of becoming redeemable, due to the specific threshold (as described above) and absence of a mandatory redemption date or obligation, no subsequent adjustment of the amount presented in Mezzanine equity is required as per ASC 480-10-S99. During the six months ended June 30, 2025, the Company paid to Toro a dividend amounting to $1,389 on the Series A Preferred Shares for the period from April 14, 2025 to April 14, 2025. The accrued amount for the period from April 15, 2025 to June 30, 2025 (included in the dividend period ended July 14, 2025) amounted to $105,555.

8.         Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, trade accounts receivable and amounts due from related parties. The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities and amounts due to related parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, amounts due from/to related parties, accounts payable and accrued liabilities: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.         Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

10.       Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued  in connection with the Spin-Off.

The Company calculates earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares (Note 7) calculated with the “if converted” method by using the average closing market price over the reporting period from April 14, 2025 to June 30, 2025. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Net income and comprehensive income	$1,362,240	$433,783
Dividend on Series A Preferred Shares	—	(106,944)
Net income attributable to common shareholders, basic	$1,362,240	$326,839
Dividend on Series A Preferred Shares	—	106,944
Net income attributable to common shareholders, diluted	$1,362,240	$433,783

Weighted average number of common shares outstanding, basic	2,386,731	2,603,322
Effect of dilutive shares	13,636,654	13,636,654
Weighted average number of common shares outstanding, diluted	16,023,385	16,239,976
Earnings per common share, basic	$0.57	$0.13
Earnings per common share, diluted	$0.09	$0.03

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.        Vessel Revenues:

The following table includes the vessel revenues earned by the Company for the six months ended June 30, 2024 and 2025, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Pool revenues	4,019,697	3,598,828
Total Vessel Revenues	$4,019,697	$3,598,828

The Company employs its vessel in a pool. The main objective of a pool is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into a pool arrangement for a minimum period of six months, subject to certain rights of suspension and/or early termination.

12.       Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2024	2025
Brokerage commissions- related party	50,221	116,068
Port & other expenses	106,405	294,101
Total Voyage expenses	$156,626	$410,169

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2024	2025
Crew & crew related costs	733,971	757,771
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	206,664	260,435
Lubricants	52,306	40,430
Insurance	61,058	61,864
Tonnage taxes	14,852	15,087
Other	67,023	102,481
Total Vessel operating expenses	$1,135,874	$1,238,068

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.       Segment Information:

The reportable segment reflects the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

The table below presents information about the Company’s reportable segment for the six months ended June 30, 2024, and 2025. The accounting policies followed in the preparation of the reportable segment are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

	Six months ended June 30, 2024		Six months ended June 30, 2025
	Tanker segment	Total	Tanker segment	Total
- Pool revenues	$4,019,697	$4,019,697	$3,598,828	3,598,828
Total vessel revenues	$4,019,697	$4,019,697	$3,598,828	$3,598,828
Voyage expenses (including charges from related parties)	(156,626)	(156,626)	(410,169)	(410,169)
Vessel operating expenses	(1,135,874)	(1,135,874)	(1,238,068)	(1,238,068)
Management fees to related parties	(189,098)	(189,098)	(193,851)	(193,851)
Depreciation and amortization	(463,714)	(463,714)	(729,585)	(729,585)
Segments operating loss	$2,074,385	$2,074,385	$(2,571,673)	$(2,571,673)
Interest and finance costs		(8,132)		(6,022)
Interest income		—		169,895
Foreign exchange gains/(losses)		89		(822)
Less: Unallocated corporate general and administrative expenses (including related parties)		(681,605)		(756,423)
Net income and comprehensive income, before taxes		$1,384,737		$433,783

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2024, and June 30, 2025, is as follows:

	As of December 31, 2024	As of June 30, 2025
Tanker segment	21,581,980	22,272,041
Cash and cash equivalents(1)	—	26,219,805
Prepaid expenses and other assets(1)	—	103,390
Total assets	$21,581,980	$48,595,236

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.       Subsequent Events:

(a)  Dividend on Series A Preferred Shares:  On July 15, 2025, the Company paid to Toro a dividend amounting to $125,000 on the Series A Preferred Shares for the dividend period from April 15, 2025 to July 14, 2025.

(b)  Acquisition of 2015 Japanese-built 5,000 cbm LPG carrier: On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Syrax, at a price of $18.0 million and was delivered on September 3, 2025. The terms of the transaction were approved by the independent and disinterested members of the Boards of Toro and Robin, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Toro and Robin.

(c)  Completion of allocation of $5.0 million to Bitcoin as a primary treasury reserve asset: On September 9, 2025, the Company completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

(d)  Underwritten equity offering: On September 12, 2025, the Company issued and sold 5,769,230 common shares at an offering price of $1.30 per share in an underwritten public offering. In connection with this offering, the underwriter partially exercised its overallotment option and purchased an additional 864,770 shares of the Company’s common stock at a public offering price of $1.30 per share for additional gross proceeds of approximately $1.1 million. In connection with this equity offering, including the partial exercise of the overallotment option, the Company received aggregate gross and net cash proceeds of approximately $8.6 million and $7.7 million, respectively.

(e)  Acquisition of 2020 Japanese-built 5,000 cbm LPG carrier: On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG carrier, Dream Terrax, at a price of $20.0 million and was delivered to the Company on September 25, 2025. The terms of the transaction were approved by the independent and disinterested members of the Boards of Toro and Robin, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Toro and Robin. As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the Company operates in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.